SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.    )*

MTC Technologies, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title and Class of Securities)

55377A 10 6

(CUSIP Number)

Rajesh K. Soin

c/o MTC Technologies, Inc.

4032 Linden Avenue

Dayton, Ohio 45432

Telephone: (937) 252-9199

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 55377A 10 6	Schedule 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rajesh K. Soin First Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,500,000 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 1,500,000 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 55377A 10 6	Schedule 13D	Page 3 of 7 Pages

Item 1. Security and Issuer.

This Schedule relates to the common stock (“Common Stock”) of MTC Technologies, Inc. (the “Issuer”), a Delaware corporation, whose principal executive offices are located at 4032 Linden Avenue, Dayton, Ohio 45432.

Item 2. Identity and Background.

(a) - (c). This Schedule 13D is filed by Rajesh K. Soin First Grantor Retained Annuity Trust (the “Trust” or the “Reporting Person”). The address of the Reporting Person is c/o Rajesh K. Soin, MTC Technologies, Inc., 4032 Linden Avenue, Dayton, OH 45432.

(d) During the last five years, neither the Reporting Person nor its trustee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor its trustee has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (ii) finding a violation with respect to such laws.

(f) The Trust has been established under the laws of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Trust acquired beneficial ownership of 1,500,000 shares of Common Stock when Rajesh K. Soin (“Mr. Soin”) gifted such shares of Common Stock to the Trust on February 24, 2005. As trustee of the Trust, Mr. Soin is vested with sole voting and investment power with respect to such shares.

CUSIP No. 55377A 10 6	Schedule 13D	Page 4 of 7 Pages

Item 4. Purpose of Transaction.

As described in Item 3 above, Mr. Soin gifted 1,500,000 shares of Common Stock to the Trust on February 24, 2005. Mr. Soin established the Trust for personal tax planning purposes. Under the trust agreement establishing the Trust, Mr. Soin, as trustee of the Trust, has sole voting and investment power over the 1,500,000 shares. Mr. Soin receives an annuity amount under the trust agreement. The Vishal and Amol Soin 2004 Irrevocable Trust is the sole beneficiary of the Trust. The Trust will expire two years from the date of transfer of the shares of Common Stock to the Trust.

As Chairman of the Board and Director of the Issuer, Mr. Soin regularly explores potential actions and transactions that may be advantageous to the Issuer, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividend policy, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer.

Except as noted in public filings by the Issuer, neither the Reporting Person nor its trustee is aware of any plans or proposals which it may have which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated.

CUSIP No. 55377A 10 6	Schedule 13D	Page 5 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b). The Trust beneficially owned an aggregate 1,500,000 shares of Common Stock as of February 24, 2005, constituting approximately 9.6% of the 15,606,852 shares of Common Stock outstanding as of October 29, 2004. All such Common Stock is held by the Trust and may be deemed beneficially owned by the Trust and Mr. Soin, as trustee of the Trust. Mr. Soin, as trustee of the Trust, has sole dispositive and voting power over such shares and reports such shares as beneficially owned by him in schedules required by Section 13 of the Securities Exchange Act of 1934.

(c) Except as set forth below, the Reporting Person has not effected any transactions in Common Stock in the last sixty days.

On February 24, 2005, Mr. Soin gifted 1,500,000 shares of Common Stock to the Trust.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 55377A 10 6	Schedule 13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is not a party to any contracts, arrangements, understandings or relationships of the nature described by Item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed As Exhibits.

None.

CUSIP No. 55377A 10 6	Schedule 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2005

Rajesh K. Soin First Grantor Retained
Annuity Trust

By:	/s/ Therese C. Mohn
Therese C. Mohn
Attorney-in-Fact for Rajesh K. Soin, Trustee

EXHIBIT INDEX

Exhibit No.	Description
1	Power of Attorney, dated February 24, 2005